August 15, 2005

RELEASE OF FINANCIAL RESULTS FOR 2005-Q2

DYNAMIC OIL & GAS, INC. announced today it has filed with regulators and mailed to shareholders its interim financial statements for the three and six-month periods ending June 30, 2005 (“2005-Q2” and “2005-Half”), compared with the three and six-month periods ending June 30, 2004 (“2004-Q2” and “2004-Half”). In light of the summary nature of this news release, readers should access our 2005-Q2 Interim Report for further details at our corporate website: www.dynamicoil.com or at the regulatory filings websites: www.sedar.com or www.sec.gov/edgar.

Highlights of Results

Key Measures for Comparative Periods Presented
($000’s unless otherwise stated)	2005-Q2	2004-Q2	2005-Half	2004-Half
Gross revenues	8,971	10,320	18,687	21,295
Cash flow from operating activities (1)	3,755	4,649	7,784	4,264
Net (loss) earnings	(982)	413	(185)	(375)
Net (loss) earnings per share ($/share)	(0.04)	0.02	(0.01)	(0.02)

Daily average production
Natural gas (mcf/d)	7,602	13,881	8,496	14,231
Natural gas liquids (bbl/d)	429	512	473	598
Light/medium crude oil (bbl/d)	90	170	113	221
Heavy oil (bbl/d)	821	-	756	-
All products (boe/d ) (2)	2,607	2,996	2,758	3,191
Total production (mboe) (3)	237	273	499	581

Capital investment (includes exploration expenses)	559	5,321	7,518	17,844
Net debt (4)	21,417	14,899	21,417	14,899
(1)	Commencing in 2005-Q2, our prior disclosure of the non-GAAP measure, “cash flow from operations”, has been discontinued. “Cash flow from operating activities” is a GAAP measure.
(2)	boe/d = barrels of oil equivalent (6 mcf = 1 bbl).
(3)	mboe = thousand barrels of oil equivalent.
(4)	Net debt is working capital, as we do not have any long-term debt.

2005-Q2 vs 2004-Q2
Gross revenues decreased by $1.3 million or 13%, to $9.0 million during 2005-Q2. Comparatively, gross revenues in 2004-Q2 were 13% higher at $10.3 million. Our weighted average prices realized for all commodities in 2005-Q2 improved our comparative gross revenues by $1.6 million, while production decreases in natural gas, natural gas liquids and light/medium crude oil had a weakening effect on gross revenues of $5.1 million. However, production increases in heavy crude oil helped to strengthen 2005-Q2 gross revenues by $2.2 million.

Our total production in 2005-Q2 was 237 mboe compared to 273 mboe in 2004-Q2 and daily average production was 2,607 boe/d, compared to 2,996 boe/d. At St. Albert and some of our other Alberta fields, we experienced predictable rates of natural decline in natural gas, natural gas liquds and light/medium crude oil. This accounted for a daily average production decrease of 662 boe/d. At Cypress/Chowade, two wells that produced natural gas at higher daily rates in 2004-Q2 performed at lower levels in 2005-Q2, accounting for a further decrease of 548 boe/d.

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6	1
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Of comparative significance to daily average production results, was the commencement in late Fiscal 2004 of heavy crude oil production from our new Mantario East pool. This accounted for an increase in our daily average production rate of 821 boe/d.

At the close of 2005-Q2, four new wells commenced production – two natural gas wells at Cypress/Chowade and two heavy crude oil wells at Mantario East.

Net (loss) earnings decreased between periods by $1.4 million (a loss of $1.0 million from net earnings of $0.4 million), most of which was due to the decrease in revenues discussed above. The remainder of the decrease was due to various increases and decreases in expenses and other income items. The most significant item was an increase in exploration expenses of $1.3 million due mainly to the expensing of costs related to the drilling in 2004 of two exploratory natural gas wells at Cypress/Chowade.

During 2005-Q2, we recorded a net of $0.5 million toward our capital investment program. The most significant items included in our 2005-Q2 capital investment program were:

•
$0.4 million incurred at St. Albert and Halkirk in Alberta. Work at St. Albert included gas plant reconfiguration and water disposal facilities, while at Halkirk we drilled one successful natural gas well  not yet in production as at June 30, 2005;

•	$(0.8) million arising mostly from adjustments to partner billings related to Cypress/Chowade;
•	$(0.2) million mainly related to the sale of seismic data at Orion; and
•	$1.0 million incurred on completions operations of two previously cased and standing heavy crude oil wells, and on construction of battery and pipeline facilities in the Mantario East field.

2005-Half vs 2004-Half
Gross revenues decreased by $2.6 million or 12%, to $18.7 million during 2005-Half. Comparatively, gross revenues in 2004-Half were 12% higher at $21.3 million. Our weighted average prices realized for all commodities in 2005-Half improved our comparative gross revenues by $2.8 million, while production decreases in natural gas, natural gas liquids and light/medium crude oil had a weakening effect on gross revenues by $9.1 million. However, production increases in heavy crude oil helped to strengthen 2005-Half gross revenues by $3.7 million.

Our total production in 2005-Half was 499 mboe compared to 581 mboe in 2004-Half and daily average production was 2,758 boe/d, compared to 3,191 boe/d. As discussed above, predictable rates of natural decline in Alberta production accounted for a decrease in daily average production of 775 boe/d, and lower-than-expected performance in two British Columbia natural gas wells accounted for a further decrease of 414 boe/d. Daily average production increased in Saskatchewan by 756 boe/d due to a new-pool heavy crude oil discovery in late Fiscal 2004.

Our net loss decreased between periods by $0.2 million (a loss of $0.2 million from a loss of $0.4 million). This was due to the decrease in revenues discussed above, accompanied by a net decrease in expenses and other income items. The most significant item was a decrease in exploration expenses, mainly due to a comparative decrease in the costs of gathering seismic data at Orion during 2004-Half.

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6	2
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

During 2005-Half, capital investment expenditures totaled $7.5 million, of which $1.4 million was in Alberta, $2.5 million in British Columbia, $3.4 million in Saskatchewan, and $0.2 million allocated to other. Most significant among these expenditures were: the completion of one light/medium crude oil well at St. Alberta and two natural gas wells at Peavey/Morinville; the re-entry of one natural gas well and the completion of another at Cypress/Chowade; the drilling of five wells targeting heavy crude oil, two of which were completed at Mantario East; and the construction of field production facilities at both Cypress/Chowade and Mantario East.

Subsequent Events
Subsequent to the period ended June 30, 2005, the Company concluded that previously capitalized costs associated with the drilling of three exploration wells should be recorded as exploration expense. In aggregate, the wells have an estimated net carrying value of $6,343,126. Also subsequent to June 30, 2005, the Company recorded a gain on sale of $600,000 in respect of one of the three wellbores above that was sold to a third party. The Company retained full hydrocarbon interests associated with the lands on which the sold wellbore was located. Two of the wells were located in northeast British Columbia and the other well was located in southwest Saskatchewan.

On July 21, 2005, we announced that we had entered into agreements whereby Sequoia Oil & Gas Trust (“Sequoia”) of Calgary, Alberta will acquire all of our Alberta oil and natural gas assets, and whereby we will reorganize all of our British Columbia and Saskatchewan oil and natural gas assets into a new exploration company (the “Transaction”). The Transaction will be completed by way of a Plan of Arrangement (the “Plan”).

Accordingly, we will establish Shellbridge Oil & Gas, Inc., as a new exploration-focused, Canadian publicly-traded subsidiary, (“Shellbridge”) and will transfer into it, effective May 1, 2005, all of the benefits and obligations of our producing assets and undeveloped lands located in the provinces of British Columbia and Saskatchewan. We will retain all of our Alberta properties. Sequoia will purchase all of our outstanding shares of common stock for a cash payment to our shareholders of $72.9 million less approximately $28.9 million in certain benefits, liabilities and obligations that are being assumed by Sequoia. As a result, each of our shareholders of record at closing, will receive $1.71 in cash and one share of Shellbridge for each share held of Dynamic’s common stock. Shellbridge will be governed by five of our current Board of Directors, and managed by current management.

The Plan has the unanimous support of both our board and Sequoia’s board of directors. The Plan includes a break fee of $2.16 million payable by either party if the Transaction is not completed under certain circumstances.

Consummation of the Plan, is subject to certain closing conditions including, without limitation, shareholder approval, judicial determination of fairness, regulatory approval and the conditional listing of Shellbridge shares for trading on the Toronto Stock Exchange (TSX) or the TSX Venture Exchange. Further details of the Plan are provided on our website at www.dynamicoil.com.

An Information Circular detailing the Plan is anticipated to be mailed to our shareholders in late August 2005. Shareholders will be asked to approve the Plan at a special meeting expected to be held in late September 2005, with closing to follow shortly thereafter.

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6	3
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in producing and early-stage properties located in southwestern and northern British Columbia and central Alberta.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, THAT ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MARCH 31, 2005."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6	4
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com